UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2023
Estimated average burden	
hours per response......12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 AND ENDING 12/31/2020

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **BML Securities, LLC**

	OFFICIAL USE ONLY
ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)	FIRM I.D. NO.

2016 Ocean Street

(No. and Street)

Marshfield	MA	02116
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Peter F. Flynn   (617) 367-0099

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Morris & Morris, P.C.

(Name – *if individual, state last, first, middle name*)

32 Kearney Rd	Needham	MA	02494
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)   **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Peter Flynn _____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
BML Securities, LLC _____ , as
of December 31 _____ , 20 20 ____ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

CCO
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [✓] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [✓] (d) Statement of Changes in Financial Condition.
- [✓] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [✓] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BML SECURITIES, LLC

**FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION**

Year ended December 31, 2020

TABLE OF CONTENTS



MORRIS
MORRIS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

February 25, 2021

TO THE DIRECTORS AND EQUITY OWNERS OF
BML SECURITIES, LLC
2016 Ocean St
Marshfield, MA 02050

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of BML Securities, LLC (the "Company") as of December 31, 2020, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.



The CPA. Never Underestimate the Value.℠



MORRIS
MORRIS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm
(Continued)

TO THE DIRECTORS AND EQUITY OWNERS OF
BML SECURITIES, LLC
February 25, 2021
Page 2

Supplemental Information

The information contained in The Computation of Net Capital Under Rule 15c 3-1 of the Securities and Exchange Commission ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Morris & Morris, P.C.
Certified Public Accountants
We have served as the Company's auditor since 2016.
Needham Heights, MA 02494

BML SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
Year End December 31, 2020

ASSETS

Cash	$	38,776
Accounts receivable		3,872
Total Assets	$	42,648

LIABILITIES AND MEMBERS' EQUITY

Accrued expenses	$	6,110
Total Liabilities	$	6,110
Members' equity:		
Member contributions		272,331
Accumulated deficit		(235,793)
Total Members' Equity		36,538
Total Liabilities and Members' Equity	$	42,648

BML SECURITIES, LLC

STATEMENT OF OPERATIONS
Year Ended December 31, 2020

Revenues:	
Advisory fees	175,000
Reimbursement fees	25,000
	200,000
Operating expenses:	
Commissions	175,000
Regulatory expenses	7,002
Professional fees	30,000
Audit fees	6,000
Miscellaneous expense	4,658
Total expense	222,660
Net loss	$ (22,660)

BML SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY
Year Ended December 31, 2020

	Member Contributions	Accumulated Deficit	Members' Equity
Balance, January 1, 2020	$ 242,331	(213,133) $	29,198
Net loss	--	(22,660)	(22,660)
Member contributions	30,000	--	30,000
Balance, December 31, 2020	$ 272,331 $	(235,793) $	36,538

BML SECURITIES, LLC

STATEMENT OF CASH FLOWS
Year Ended December 31, 2020

Cash flows from operating activities:		
Net loss	$	(22,660)
Changes in operating assets and liabilities:		
Accounts receivable		(1,568)
Net Cash Used for operating activities		(24,228)
Cash flows from financing activities:		
Member contributions		30,000
Net Cash Provided by Financing Activities		30,000
Net increase in cash during the year		5,772
Cash, beginning of year		33,004
Cash, end of year	$	38,776

NOTES TO FINANCIAL STATEMENTS
Year Ended December 31, 2020

Note 1   **Organization and nature of business**

BML Securities, LLC (the "Company") was formed in February, 2013 and is a Massachusetts limited liability company, which shall continue in perpetuity unless dissolved in accordance with the operating agreement. The Company acts as an agent for the issuer of corporate securities for private placements per management agreement with the Financial Industry Regulatory Authority ("FINRA"). The Company is a registered broker under the Securities Exchange Act of 1934 and is a member of FINRA and Securities Investor Protection Corp ("SIPC").

Note 2   **Summary of significant accounting policies**

Method of Accounting
The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, as established by the Financial Accounting Standards Board ("FASB"). and issued in the FASB Accounting Standards Codification ("The Codification"), utilizing the accrual-basis of accounting.

Revenue recognition
The Company recognizes revenue based upon contracts for private placement of corporate securities. Fees are recognized based upon the agreed upon terms of the contracts.

Effective January 1, 2019, ASU 2014-09-Revenue from Contracts with Customers, and subsequent amendments, collectively created a new Accounting Standards Codification (ASC) 606, Revenue from Contracts with Customers. ASC 606 replaces most of the existing revenue recognition guidance found in generally accepted accounting principles in the United States of America, prior thereto; and, established a new, single revenue framework to recognize revenue from contracts with customers and offers disclosures for revenue transactions.

As of January 1, 2019, the Company adopted ASC 606 using the modified retrospective method applied to all contracts not completed as of January 1, 2019. Under the modified retrospective method, the Company adjusted January 1, 2019 retained earnings to reflect the cumulative effect of adopting the new revenue standard on prior years. The adoption of ASC 606 did not have a material impact on the Company's 2019 financial standards.

Income taxes
The members of the Company have elected to have the Company taxed as a partnership. Accordingly, the Company is not subject to federal or state income taxes. All taxable income/loss and tax credits are reflected on the income tax returns of the members.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
Year Ended December 31, 2020

Note 2   **Summary of significant accounting policies (continued)**

Income tax positions

The Financial Accounting Standards Board ("FASB") has issued a standard that clarifies the accounting and recognition of income tax positions taken or expected to be taken in the Company's income tax returns. The Company has analyzed tax positions taken for filing with the Internal Revenue Service and all state jurisdictions where it operates. The Company believes that the income tax positions will be sustained upon examination and does not anticipate any adjustments that would result in a material adverse effect on the Company's financial condition, results of operations or cash flows. Accordingly, the Company has not recorded any reserves or related accruals for interest and penalties for uncertain income tax positions. If the Company incurs interest or penalties as a result of unrecognized tax positions the policy is to classify interest accrued with interest expense and penalties thereon with operating expenses. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. Tax returns for the prior three fiscal years are subject to examination by taxing authorities.

Use of estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from these estimates.

Fair value of financial instruments

The carrying amounts of financial instruments, including cash, prepaid expenses and accrued expenses, approximates fair value due to the short term nature of these assets and liabilities.

Note 3   **Net capital requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital balance and requires that the Company's aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1.

At December 31, 2020 the Company's net capital was $32,666, which was $27,666 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital was .19 to 1.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
Year Ended December 31, 2020

Note 4   **Concentrations of credit risk**

Cash

The Company maintains its cash at financial institutions in bank deposits which may exceed federally-insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant risk with respect to cash.

Statement of cash flows

For the year ended December 31, 2020, the Company did not have any significant non-cash investing or financing activities.

Subsequent events

Management has evaluated the possibility of subsequent events that may require disclosure in the Company's financial statements through February 25, 2021, the date the financial statements were available to be issued, and has determined that there were no additional disclosures required.

BML SECURITIES, LLC

COMPUTATION OF NET CAPITAL PURSUANT TO
UNIFORM NET CAPITAL RULE 15c3-1
Year Ended December 31, 2020

Capital		
Member contributions	$	272,331
Accumulated deficit		(235,793)
		36,538
Deductions and charges:		
Nonallowable assets:		
Accounts receivable		(3,872)
Net capital	$	32,666
Aggregate indebtedness		
Accrued expenses	$	(6,110)
Computation of basic net capital requirement		
Minimum net capital required	$	407
Minimum dollar net capital required		5,000
Net capital requirement		5,000
Excess net capital	$	27,666
Net capital less 120% of minimum		
dollar net capital required	$	26,666
Ratio of aggregate indebtedness to net capital		.19 to 1

Reconciliation with Company's computation (included
in Part II of Form X-17A-5 as of December 31, 2020

Net Capital, as reported in Company's Part II (unaudited) FOCUS report, amended January 13, 2021	$	32,666
Net capital per above	$	32,666



MORRIS MORRIS, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON EXEMPTION REPORT

February 25, 2021

TO THE DIRECTORS AND EQUITY OWNERS OF
BML SECURITIES, LLC
2016 Ocean St
Marshfield, MA 02050

We have reviewed management's statements, included in the accompanying "Exemption Under Rule 15c3-3", in which BML Securities, LLC (the Company) identified that it was engaged in "Non-Covered Firm" activities and (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b) (2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) under which the Company claimed an exemption from 17 C.F.R.§ 240.15c3-3: (1) (the "exemption provision") and the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects.

Morris & Morris, P.C.

Certified Public Accountants

32 Kearney Road • Needham Heights, MA 02494 • (781) 455-6900 • Fax (781) 455-6902



The CPA. Never Underestimate the Value.℠

BML Securities LLC's Exemption Report

BML Securities LLC (the "Company") is a registered broker-dealer subject to
Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F .R. *240.1 7a-5,
"Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as
required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the
Company states the following:

The Company's customers typically are business enterprises that are looking to sell either
themselves or a division/subsidiary or conversely, buy another company or division/subsidiary
The Company introduces its customer, whether the buyer or seller, to another entity, advises its
customer on valuation and structure and the parties close the transaction between themselves.
The Company does not get involved in the actual settlement of the transaction.

During the reporting period the firm (1) did not directly or indirectly receive, hold. or otherwise
owe funds or securities for or to customers, other than money or other consideration received and
promptly transmitted in compliance with paragraph (a) or (b) (2) of Rule 1 5c2-4: (2) did not carry
accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3).

BML Securities LLC

I, Peter F Flynn, swear (or affirm) that, to my best knowledge and belief, this Exemption Report
is true and correct.

By: Peter F Flynn
Chief Financial Officer
February 21. 2021